FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month March, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This is to inform you that the Bank has today received a copy of RBI letter dated March 23, 2022 addressed to SBIFML that it has accorded its approval to SBIFML together with all other group entities of SBI Group for acquiring upto 9.99% of the paid up equity capital of the Bank. This approval is subject to compliance with the relevant provisions of Banking Regulation Act, 1949, Master Direction on ‘Prior Approval for Acquisition of Shares or Voting Rights in Private Sector Banks' dated November 19, 2015 and Master Direction on 'Ownership in Private Sector Banks' dated May 12, 2016 issued by RBI, provisions of the regulations issued by Securities and Exchange Board of India, provisions of the Foreign Exchange Management Act, 1999 and any other guidelines, regulations and statutes as applicable. In its letter, RBI has advised SBIFML to ensure that the total shareholding of the SBI Group entities in the Bank remains below 10% of the paid up equity capital of the Bank at all times. The approval is valid for a period of one year i.e. up to March 22, 2023.

This is for your information please.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 23, 2022	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager